GRANT LIFE SCIENCES, INC.
1787 East Ft. Union Blvd., Suite 202,
Salt Lake City, Utah 84121

January 28, 2008

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	Grant Life Sciences, Inc.
Registration Statement on Form SB-2
File No. 333-148366

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Grant Life Sciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on January 29, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GRANT LIFE SCIENCES, INC.

By: /s/ Doyle R. Judd
Name: Doyle R. Judd
Title: Chief Financial Officer